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                                                                    EXHIBIT 99.B


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         The following contains forward-looking statements which involve risks and uncertainties. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors. The following discussion of the operations and financial condition of the Company should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

GENERAL

         The following table sets forth for the periods indicated certain line items from the Company's statement of operations as a percentage of the Company's sales.


                             Nine Months                  Three Months
                         Ended September 30,          Ended September 30,
                         -------------------          -------------------
                        1999             1998        1999              1998
                        ----             ----        ----              ----

Sales                  100.0%           100.0%      100.0%            100.0%

Cost of sales           72.4             73.4        72.1              72.1

Gross profit            27.6             26.6        27.9              27.9

Selling,                 4.5              4.7         4.4               5.4
general, and
administrative

Special non-             --               --          --                --
cash
compensation
charge

Income from             23.1             21.9        23.5              22.5
operations

Interest                 --               0.1          --               0.2
income

Income                  23.1             22.0        23.5              22.7
before income
taxes

Income taxes             1.1              1.0         1.2               1.1



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Net income              22.0             21.0         22.3              21.6


RESULTS OF OPERATIONS

         NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

         SALES. Sales increased by $11,954,909, or approximately 19.8%, to $72,331,820 for the nine months ended September 30, 1999, as compared to $60,376,911 for the nine months ended September 30, 1998. Such increase in sales was primarily attributable to a general increase in demand for used automobiles in North and West Africa and the Middle East and as a result of the Company's new port of destination in the Ivory Coast. Demand grew as a result of increasingly lenient trade restrictions and political stability in the countries which have ports of destination served by the Company, as well as in the regions adjacent thereto. Sales were effected negatively by the Company's decision to temporarily halt further shipments to Angola in an effort to accelerate the process of repatriating funds from certain African central banks.

         COST OF SALES. Cost of sales for the nine months ended September 30, 1999 was $52,368,974, representing approximately 72.4% of sales during such period, as compared to $44,333,348, representing 73.4% of sales, during the nine months ended September 30, 1998. The increase in the amount of cost of sales is primarily attributable to the aforementioned increased sales during the nine months ended September 30, 1999, as compared to the nine months ended September 30, 1998. The decrease in cost of sales as a percentage of sales was attributable to the increased automobile volumes and resulting per automobile efficiencies.

         SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses increased by $409,940, or approximately 14.5%, to $3,237,668 during the nine months ended September 30, 1999, as compared to $2,827,728 for the nine months ended September 30, 1998, and decreased as a percentage of sales from 4.7% for the nine months ended September 30, 1998 to 4.5% for the nine months ended September 30, 1999. The decrease in selling, general, and administrative expenses as a percentage of sales during the period is attributable to the effect of various volume based efficiencies achieved by the Company.

         INCOME FROM OPERATIONS. Income from operations increased by $3,509,343, or approximately 26.6%, to $16,725,178 for the nine months ended September 30, 1999, as compared to $13,215,835 for the nine months ended September 30, 1998. Such increase is primarily attributable to the aforementioned increase in sales for the nine months ended September 30, 1999 as compared to the nine months ended September 30, 1998. Income from Operations as a percentage of sales increased from 21.9% for the nine months ended September 30, 1998 to 23.1% for the nine months ended September 30, 1999. This increase is the result of margin improvements derived from increased car volumes, and the related improvements in per car shipping costs.

         NET INCOME. Net income increased by $3,190,612 or 25.1%, to $15,909,590 for the nine months ended September 30, 1999, as compared to $12,718,978 for the nine months ended September 30, 1998.


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Net income as a percentage of sales increased to 22.0% of sales for the nine months ended September 30, 1999, as compared to 21.0% of sales for the nine months ended September 30, 1998. Such increase in net income was primarily attributable to the aforementioned increase in sales and volume based margin improvements.

         The Company had working capital of approximately $46.7 million at December 31, 1998 and $62.7 million at September 30, 1999.

THREE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

         SALES. Sales increased by $220,039, or approximately 0.8%, to $28,156,400 for the three months ended September 30, 1999, as compared to $27,936,361 for the three months ended September 30, 1998. Such increase in sales was primarily attributable to a general increase in demand for used automobiles in North and West Africa and the Middle East and as a result of increased sales to the Company's new port of destination in the Ivory Coast. Sales were also affected by the Company's decision to temporarily halt shipments to certain ports of destination in an effort to accelerate the process of repatriating funds from certain African central banks.

          COST OF SALES. Cost of sales for the three months ended September 30, 1999 was $20,310,308, representing approximately 72.1% of sales during such period, as compared to $20,136,285, representing 72.1% of sales, during the three months ended September 30, 1998. The increase in the amount of cost of sales is primarily attributable to the aforementioned increased sales.

          SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses decreased by $280,755, or approximately 18.6%, to $1,226,794 during the three months ended September 30, 1999, as compared to $1,507,549 for the three months ended September 30, 1998, and decreased as a percentage of sales from 5.4% for the three months ended September 30, 1998, to 4.4% for the three months ended September 30, 1999. The decrease in Selling, General and Administrative cost was the result of cost efficiencies gained as a result of increased shipping volumes and termination of the Company's Monaco subsidiary.

          INCOME FROM OPERATIONS. Income from operations increased by $326,771 or approximately 5.2%, to $6,619,298 for the three months ended September 30, 1999, as compared to $6,292,527 for the three months ended September 30, 1998. Such increase is substantially attributable to the aforementioned increase in sales and cost efficiencies.

          NET INCOME. Net income increased by $178,166 or 2.9%, to $6,321,264 for the three months ended September 30, 1999, as compared to $6,143,098 for the three months ended September 30, 1998. Net income as a percentage of sales increased to 22.3% of sales for the three months ended September 30, 1999, as compared to 21.6% of sales for the three months ended September 30, 1998. Such increase in net income and net income as a percentage of sales was primarily attributable to the aforementioned increase in sales and cost efficiencies.


LIQUIDITY AND CAPITAL RESOURCES

         CREDIT AND POLITICAL RISKS

         The Company's trade accounts receivable are collected on its behalf by shipping agents in the port of destination prior to the release of the automobile to the customer. Accordingly, the credit risk from individual customers is considered to be minimal.

         The shipping agents deposit funds on behalf of the Company with the local central banking system. These amounts are classified as Cash Restricted as to Withdrawal on the Company's balance sheet. The funds are transferred to the Company's bank account at the completion of processing by the central banking system in accordance with local currency exchange regulations. On average, this process takes a period of three to four months.

         Although the Company evaluates the reliability of the central banking systems and the political stability of the countries of its ports of destination, shifting political and economic conditions as well as changes in trade and currency exchange regulations, all of which are beyond the control of the Company, may adversely affect the transferability of collected shipping fees, which may have a material adverse effect on the Company's results of operations. See the Consolidated Financial Statements of the Company and Note 2 thereto. In the past, the Company has temporarily halted shipments to certain ports of destination such as Angola, as mentioned above, in an effort to accelerate the process of repatriating funds from certain African central banks.

         The currency of the primary economic environment in which the operations of the Company Company are conducted is U.S. dollars and, as such, the Company uses the U.S. dollar as its functional currency. Transactions and balances originally denominated in dollars are presented at their original amounts. The extent of the Company's currency adjustments to date have not been material.

          On September 24, 1999, the Company consummated a private placement of ordinary shares for aggregate gross proceeds of $7,303,659. The Company intends to use such proceeds to acquire one or two shipping vessels.

OPERATING ACTIVITIES

         For the nine months ended September 30, 1999, net cash used by operating activities was $6,436,646 and net income was $15,909,590. The primary changes in the Company's operating activities from December 31, 1998 to September 30, 1999 were (A) (i) an increase in cash restricted as to withdrawal of approximately $20,342,848, or 56.0%, to $56,701,128 as of September 30, 1999,
as compared to $36,358,280 as of December 31, 1998; (ii) an increase in accounts receivable of $1,722,487, or 115.8%, to $3,221,441 as of September 30, 1999, as
compared to $1,487,827 as of


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December 31, 1998, and (iii) an increase in deferred expenses to $1,363,277 as of September 30, 1999 versus $0 as of December 31, 1998, offset in part by (B)
(i) an increase in accounts payable of $300,792, or 58.3%, to $817,103 as of September 30, 1999, as compared to $516,311 as of December 31, 1998; (ii) an increase in income taxes payable of $715,263, or 38.2%, to $2,586,030 as of September 30, 1999, as compared to $1,870,767 as of December 31, 1998; and (iii) stock issued for services of $80,000.

         The Company does not presently have a contingency plan for handling Year 2000 problems that are not detected and corrected prior to their occurrence. Any failure of the Company to address any unforeseen Year 2000 issues could adversely impact its business, prospects, financial condition and results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for fiscal periods beginning after June 15, 1999. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

         In the fiscal year ended December 31, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997, and requires comparative information for earlier years to be restated. The adoption of this statement did not have a material impact on the Company's financial statements.

         In March 1999, the FASB issued a proposed interpretation of Accounting Principles Board Opinion 25, relating to accounting for certain transactions involving stock compensation. This interpretation, among other things, clarifies accounting for option grants to non-employee directors arising after December 15, 1998, and requires that compensation be recorded based upon the fair value of options granted. If adopted as currently proposed, the effects of this interpretation would be recorded on a prospective basis from the effective date. In January 1999, the Company issued 200,000 stock options to a non-employee director that vest over a three year period from that date. Accordingly,


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compensation expense will be recorded from the effective date of the interpretation over the remaining vesting period based on the fair value of the options granted.